UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2008

___________________________

BHP BILLITON LIMITED
(ABN 49 004 028 077)
(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA
(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA
3000 AUSTRALIA
(Address of principal executive offices)

BHP BILLITON PLC
(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM
(Address of principal executive offices)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time     IMMEDIATE

Date                    23 July 2008

Number                     26/08

BHP BILLITON PRODUCTION REPORT FOR THE YEAR ENDED 30 JUNE 2008

Annual production was significantly up in 13 commodities, with records achieved in seven commodities. These records were delivered in 14 assets across six of our nine Customer Sector Groups (CSG). This was achieved in an environment in which supply disruptions and input cost pressures are placing challenges on the industry response to continued strong global demand for commodities.

We achieved record shipments in iron ore and manganese, at a time when pricing reached unprecedented levels and demand outlook remains very strong. Western Australia Iron Ore achieved an eighth consecutive annual production record, maintaining an exceptional track record of project delivery. Metallurgical coal production recovered strongly from the extreme weather interruptions during the March 2008 quarter.

Newly commissioned petroleum projects in fiscally stable regimes contributed to a record performance. Ramp up of production from these projects and future growth options will continue to increase the weighting of high margin liquids in our portfolio mix at a time of historically high oil prices.

We continue to develop and deliver world class projects that add significant shareholder value. First product was delivered from 10 major projects across five commodities during the year. A further seven major projects were sanctioned during the period. Over the past quarter we announced a significant increase in our iron ore and manganese resources and reserves. This, along with the Pampa Escondida prospect (Chile), are excellent examples of our deep inventory of expansion options. These options are underpinned by an extensive exploration and development program.

»
Annual production records achieved in petroleum, copper, iron ore, manganese ore and alloy, alumina and molybdenum. Annual production also increased in crude oil and condensate, uranium, lead, zinc, silver and diamonds.

»	Quarterly production records achieved in alumina, copper, iron ore and manganese ore.
»
Annual production records delivered in Western Australia Iron Ore, GEMCO, TEMCO, Illawarra Coal, Hunter Valley Coal, Minerva and Worsley (all Australia), Escondida (Chile), Samarco and Alumar (both Brazil), Samancor (South Africa), Cerrejon Coal (Colombia), Zamzama (Pakistan) and Paranam (Suriname).

»	Quarterly production records delivered in Escondida, Yabulu (Australia), Western Australia Iron Ore, GEMCO, Samarco, Samancor, Alumar and New Mexico Coal (USA).
»	Annual volume growth of 27 per cent in crude oil and condensate from the continuing ramp up of newly commissioned projects and strong operational performance.
»	Annual uranium oxide concentrate production at Olympic Dam (Australia) was the highest since the Western Mining (WMC) acquisition.

	JUNE 2008	JUNE 2008	JUNE YTD 08 vs	JUN Q08 vs	JUN Q08 vs
PETROLEUM	YTD	QTR	JUNE YTD 07	JUN Q07	MAR Q08
Crude Oil, Condensate and Natural Gas Liquids ('000 bbl) (a)	68,168	20,331	20%	41%	10%
Natural Gas (bcf) (a)	368.01	95.37	5%	2%	11%
Total Petroleum Products (million boe) (a)	129.50	36.23	13%	20%	11%

Total Petroleum Products – Strong growth in production mainly due to the continued ramp up of Stybarrow (Australia), Genghis Khan and Atlantis (both USA), excellent operated facility performance and record natural gas production. Record quarterly production and a 13 per cent year on year volume growth is a strong start to our expected 10 per cent compound annual growth rate through to financial year 2011.

Crude Oil, Condensate and Natural Gas Liquids – Production was higher than all comparative periods due to significant growth in high margin crude production. Continued ramp up of new projects and successful development drilling more than offset natural field decline in existing fields.

Natural Gas – Second consecutive record annual production due to increased demand in Australia as well as continued strong market growth in Pakistan.

	JUNE 2008	JUNE 2008	JUNE YTD 08 vs	JUN Q08 vs	JUN Q08 vs
ALUMINIUM	YTD	QTR	JUNE YTD 07	JUN Q07	MAR Q08
Alumina ('000 tonnes)	4,554	1,149	2%	0%	5%
Aluminium ('000 tonnes)	1,298	305	-3%	-9%	-4%

Alumina – Annual production and sales records were achieved for the second consecutive year. All operations achieved record annual output. Worsley operated consistently above the expanded nameplate capacity.

Production was marginally higher than the March 2008 quarter.

Aluminium – Southern African smelters continued to operate at reduced levels to comply with the mandatory reduction in power consumption. This was in part offset by equal annual record production from Alumar.

BASE METALS	JUNE 2008 YTD	JUNE 2008 QTR	JUNE YTD 08 vs JUNE YTD 07	JUN Q08 vs JUN Q07	JUN Q08 vs MAR Q08
Copper ('000 tonnes)	1,375.5	390.7	10%	14%	19%
Lead (tonnes)	253,126	53,176	19%	-15%	-22%
Zinc (tonnes)	144,490	43,454	22%	11%	21%
Silver ('000 ounces)	43,487	9,236	19%	-21%	-18%
Uranium Oxide Concentrate (Uranium) (tonnes)	4,144	1,027	19%	4%	3%

Copper – A third consecutive annual production record was set with the continued ramp up of Escondida Sulphide Leach and Spence (both Chile) and Pinto Valley (USA). In aggregate, these projects contributed 244,300 tonnes for the year ended June 2008. This was achieved despite the impact of two earthquakes in Chile in the December 2007 quarter.

Production increased by 19 per cent versus the March 2008 quarter. In addition, Olympic Dam performed at the highest level since the WMC acquisition, with the build up of underground stockpiles progressing according to the development program.

At 30 June 2008, the Group had 327,941 tonnes of outstanding copper sales that were revalued at a weighted average price of US$8,555 per tonne. The final price of these sales will be determined in the 2009 financial year. In addition, 311,410 tonnes of copper sales were subject to a finalisation adjustment from the prior period. The finalisation adjustment and provisional pricing impact as at 30 June 2008 increased earnings(b) by US$225 million for the period.

Total copper production at Escondida is expected to decline by approximately 10 to 15 per cent in the 2009 financial year compared to the 2008 financial year levels due to lower ore grade. Production is then expected to continue at similar levels to the 2009 financial year. The Escondida resource base presents numerous options for delivering production growth in future years, which are currently under study. Exciting results from exploration of the Escondida mining lease are being obtained in areas close to existing infrastructure and processing facilities, including the new Pampa Escondida prospect. Refer to BHP Billiton's Quarterly Exploration and Development Report, also released today, for further information.

Lead – Production for the year ended June 2008 increased due to the completion of the Cannington (Australia) rehabilitation project. Production was lower compared to the March 2008 and June 2007 quarters due to reduced mill throughput and head grades.

Zinc – Production was higher than all comparative periods mainly due to improved grade and an increased proportion of zinc containing ore being processed at Antamina (Peru). The completion of the Cannington rehabilitation project also positively impacted production for the year ended June 2008.

Silver – Production for the year ended June 2008 improved significantly due to the successful completion of the Cannington rehabilitation project and record performance from Escondida and Antamina. Production decreased versus the March 2008 and June 2007 quarters primarily due to lower head grades at Cannington.

Uranium – Production increased significantly due to improvement in recovery and leach circuit performance at Olympic Dam. Olympic Dam achieved the highest production since the WMC acquisition and an all time record of ore hoisted and material milled.

Third party products were purchased from the spot market to meet contractual requirements. This decreased earnings (b) by US$187 million for the financial year.

	JUNE 2008	JUNE 2008	JUNE YTD 08 vs	JUN Q08 vs	JUN Q08 vs
DIAMONDS & SPECIALTY PRODUCTS	YTD	QTR	JUNE YTD 07	JUN Q07	MAR Q08
Diamonds ('000 carats)	3,349	864	4%	-5%	39%

Diamonds – Production increased compared to the March 2008 quarter mainly due to a record volume of ore processed during the quarter. As Ekati (Canada) transitions from open pit mining to underground mining the mix of ore processed will change from time to time. In the year ended June 2008, Ekati processed a higher proportion of higher value carats from both Koala and Panda undergrounds versus the year ended June 2007.

	JUNE 2008	JUNE 2008	JUNE YTD 08 vs	JUN Q08 vs	JUN Q08 vs
STAINLESS STEEL MATERIALS	YTD	QTR	JUNE YTD 07	JUN Q07	MAR Q08
Nickel ('000 tonnes)	167.9	42.6	-10%	-12%	-1%

Nickel – Production for the year ended June 2008 was impacted by industrial stoppage at Cerro Matoso (Colombia), wet weather interruptions at Yabulu and scheduled maintenance across all operations. This was partially offset by strong production from the Kwinana Nickel Refinery (Australia) and the continued ramp up of Ravensthorpe and the Yabulu Expansion Project (both Australia). The start up of operations at Ravensthorpe and the Yabulu Expansion Project adversely impacted earnings(b) by US$313 million for the year ended June 2008.

Towards the end of the June 2008 quarter, Kalgoorlie Nickel Smelter (Australia) commenced a major rebuild of the furnace. The duration of the rebuild is estimated to be around four months. Kwinana Nickel Refinery production will be impacted for the duration of the rebuild.

	JUNE 2008	JUNE 2008	JUNE YTD 08 vs	JUN Q08 vs	JUN Q08 vs
IRON ORE	YTD	QTR	JUNE YTD 07	JUN Q07	MAR Q08
Iron ore ('000 tonnes) (c)	111,319	29,673	13%	15%	6%

Iron Ore – Record production and shipments were achieved for the year and quarter ended June 2008. Western Australia Iron Ore and Samarco (Brazil) set annual and quarterly production records. Successful delivery of ongoing expansion projects led to an eighth consecutive annual production record at our Western Australian iron ore operations. The Samarco expansion project delivered first production during the quarter and continues to ramp up in line with schedule.

With the successful ramp up of Western Australia Iron Ore Rapid Growth Project 3 and continuous operational improvement, Western Australia Iron Ore is expected to produce 137 million tonnes (100 per cent basis) in the next financial year.

	JUNE 2008	JUNE 2008	JUNE YTD 08 vs	JUN Q08 vs	JUN Q08 vs
MANGANESE	YTD	QTR	JUNE YTD 07	JUN Q07	MAR Q08
Manganese Ore ('000 tonnes)	6,575	1,851	9%	22%	11%
Manganese Alloy ('000 tonnes)	775	190	6%	2%	-1%

Manganese Ore – Production for the year and quarter ended June 2008 were all time records for all operations. South African operations achieved a third consecutive quarterly record despite the impact of the mandatory 10 per cent reduction in power consumption. Furthermore, GEMCO production benefited from the implementation of improvement initiatives in preparation for the expansion project.

Manganese Alloy – Record annual production due to improved facility availability and utilisation at TEMCO and Samancor. This was achieved despite the impact of the mandatory 10 per cent reduction in power consumption and load shedding in South Africa.

	JUNE 2008	JUNE 2008	JUNE YTD 08 vs	JUN Q08 vs	JUN Q08 vs
METALLURGICAL COAL	YTD	QTR	JUNE YTD 07	JUN Q07	MAR Q08
Metallurgical Coal ('000 tonnes)	35,193	9,132	-8%	-18%	33%

Metallurgical Coal – Production and shipments were impacted by extreme wet weather experienced at Queensland Coal (Australia) during the March 2008 quarter. Production recovered strongly with force majeure lifted during the June 2008 quarter. Recovery efforts continue and on average, mines are operating at approximately 90 per cent capacity.

The extreme weather and declaration of force majeure also resulted in delivery delays for some of the 2007 sales contracts. Sales from Queensland Coal during the 2008 financial year are estimated to include 2.1 million tonnes of coal priced at the higher agreed prices. Approximately 1.4 million tonnes of coal that will be delivered in the first quarter of the next financial year will be sold at 2007 prices.

Illawarra Coal (Australia) had record annual production despite production for the June 2008 quarter being impacted by a planned longwall move.

	JUNE 2008	JUNE 2008	JUNE YTD 08 vs	JUN Q08 vs	JUN Q08 vs
ENERGY COAL	YTD	QTR	JUNE YTD 07	JUN Q07	MAR Q08
Energy Coal ('000 tonnes) (d) (e)	80,868	21,353	-2%	1%	11%

Energy Coal – Production was in line with the year ended June 2007. Record annual production was achieved for the third consecutive year at Cerrejon Coal and second consecutive year at Hunter Valley Coal.

New Mexico Coal production for the June 2008 quarter reached an all time high following the scheduled longwall move at San Juan (USA).

(a)	Excluding Illawarra Coal Bed Methane, this has not been reported through the Petroleum CSG since 1 July 2007.
(b)	Earnings before interest and tax.
(c)	Excluding Goldsworthy operations which were suspended mid calendar year 2006.
(d)	Excluding Koornfontein operation which was sold effective 1 July 2007.
(e)
Including 11.3 million tonnes of production from our South African Optimum operation (3.96 million tonnes export and 7.3 million tonnes domestic). Earnings on these tonnes will be excluded as the entitlement to those earnings vested with the intended purchaser effective from 1 July 2007.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

* * * *

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

United States
Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111
A member of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS
		QUARTER ENDED			YEAR ENDED		% CHANGE
		JUNE 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007	JUNE YTD 08 vs JUNE YTD 07	JUN Q08 vs JUN Q07	JUN Q08 vs MAR Q08
PETROLEUM
Crude oil & condensate	('000 bbl)	11,443	16,240	17,588	57,444	45,168	27%	54%	8%
Natural gas (a)	(bcf)	93.48	85.75	95.37	368.01	349.90	5%	2%	11%
Natural gas liquid	('000 bbl)	3,018	2,201	2,743	10,724	11,522	-7%	-9%	25%
Total Petroleum Products (a)	(million boe)	30.18	32.73	36.23	129.50	115.05	13%	20%	11%
ALUMINIUM		1,144	1,095	1,149	4,554	4,460	2%	0%	5%
Alumina	('000 tonnes)
Aluminium	('000 tonnes)	334	318	305	1,298	1,340	-3%	-9%	-4%
BASE METALS		342.1	328.9	390.7	1,375.5	1,250.1	10%	14%	19%
Copper	('000 tonnes)
Lead	(tonnes)	62,726	67,885	53,176	253,126	212,283	19%	-15%	-22%
Zinc	(tonnes)	39,148	35,970	43,454	144,490	118,695	22%	11%	21%
Gold	(ounces)	52,443	37,515	38,424	161,966	176,071	-8%	-27%	2%
Silver	('000 ounces)	11,625	11,221	9,236	43,487	36,565	19%	-21%	-18%
Uranium oxide concentrate	(tonnes)	988	993	1,027	4,144	3,486	19%	4%	3%
Molybdenum	(tonnes)	493	580	590	2,542	2,268	12%	20%	2%
DIAMONDS AND SPECIALTY PRODUCTS		911	620	864	3,349	3,224	4%	-5%	39%
Diamonds	('000 carats)

STAINLESS STEEL MATERIALS		48.6	43.0	42.6	167.9	187.2	-10%	-12%	-1%
Nickel	('000 tonnes)
IRON ORE		25,746	28,033	29,673	111,319	98,197	13%	15%	6%
Iron ore (b)	('000 tonnes)
MANGANESE		1,519	1,666	1,851	6,575	6,009	9%	22%	11%
Manganese ore	('000 tonnes)
Manganese alloy	('000 tonnes)	186	192	190	775	732	6%	2%	-1%
METALLURGICAL COAL		11,132	6,846	9,132	35,193	38,429	-8%	-18%	33%
Metallurgical coal	('000 tonnes)
ENERGY COAL		21,232	19,283	21,353	80,868	82,167	-2%	1%	11%
Energy coal (c)	('000 tonnes)

(a)
Excluding Moranbah Coal Bed Methane (sold September 2006 quarter), Typhoon / Boris (sold December 2006 quarter); and excludes Illawarra Coal Bed Methane as volumes have not been reported through the Petroleum CSG since July 1, 2007.

(b)	Excluding Goldsworthy operations which were suspended mid calendar year 2006.
(c)	Excluding Koornfontein which was disposed effective 1 July 2007.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					YEAR ENDED
	BHP Billiton Interest	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
PETROLEUM
Production Crude oil & condensate	('000 bbl)	11,443	11,299	12,317	16,240	17,588	57,444	45,168
Natural gas	(bcf)	95.25	95.68	91.21	85.76	95.37	368.01	356.85
NGL (a)	('000 bbl)	3,018	3,095	2,685	2,201	2,743	10,724	11,522
Total Petroleum Products	(million boe)	30.47	30.34	30.20	32.73	36.23	129.50	116.20

ALUMINIUM
ALUMINA Production ('000 tonnes) Worsley	86%	768	784	771	712	768	3,035	2,956
Suriname	45%	243	244	252	247	240	983	978
Alumar	36%	133	125	134	136	141	536	526
Total		1,144	1,153	1,157	1,095	1,149	4,554	4,460

ALUMINIUM Production ('000 tonnes) Hillside	100%	177	178	180	167	170	695	704
Bayside	100%	47	48	47	44	29	168	194
Alumar	40%	44	44	44	45	45	178	177
Mozal	47%	66	67	67	62	61	257	265
Total		334	337	338	318	305	1,298	1,340

BASE METALS (b)
COPPER Payable metal in concentrate ('000 tonnes) Escondida	57.5%	170.5	167.0	177.3	157.0	178.2	679.5	638.9
Antamina	33.8%	26.4	27.5	29.3	24.1	30.8	111.7	113.7
Pinto Valley	100%	-	-	5.2	9.6	12.0	26.8	-
Total		196.9	194.5	211.8	190.7	221.0	818.0	752.6
Cathode ('000 tonnes) Escondida	57.5%	37.7	30.9	30.3	30.1	40.3	131.6	126.1
Cerro Colorado	100%	20.3	23.1	27.3	28.7	27.3	106.4	105.8
Spence (c)	100%	37.7	23.9	34.2	41.6	43.0	142.7	75.5
Pinto Valley	100%	1.9	1.8	1.7	1.8	1.6	6.9	7.6
Olympic Dam	100%	47.6	33.6	42.8	36.0	57.5	169.9	182.5
Total		145.2	113.3	136.3	138.2	169.7	557.5	497.5

LEAD Payable metal in concentrate (tonnes) Cannington	100%	62,409	61,073	70,369	67,505	52,601	251,548	210,814
Antamina	33.8%	317	448	175	380	575	1,578	1,469
Total		62,726	61,521	70,544	67,885	53,176	253,126	212,283

ZINC Payable metal in concentrate (tonnes) Cannington	100%	11,355	14,503	15,487	13,735	17,244	60,969	45,682
Antamina	33.8%	27,793	22,756	12,320	22,235	26,210	83,521	73,013
Total		39,148	37,259	27,807	35,970	43,454	144,490	118,695

Refer footnotes on page 4.

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					YEAR ENDED
	BHP Billiton Interest	JUNE 2007	SEPT 2007	DEC 2007	MAR 2007	JUNE 2008	JUNE 2008	JUNE 2007
BASE METALS (continued)
GOLD Payable metal in concentrate (ounces) Escondida	57.5%	23,754	23,194	21,376	17,660	17,501	79,731	84,411
Olympic Dam (refined gold)	100%	28,689	17,119	24,338	18,555	20,505	80,517	91,660
Pinto Valley	100%	-	-	-	1,300	418	1,718	-
Total		52,443	40,313	45,714	37,515	38,424	161,966	176,071

SILVER Payable metal in concentrate ('000 ounces) Escondida	57.5%	990	1,116	877	790	821	3,604	3,514
Antamina	33.8%	934	1,056	652	803	994	3,505	3,132
Cannington	100%	9,426	8,759	10,124	9,421	7,181	35,485	29,105
Olympic Dam (refined silver)	100%	275	193	239	169	179	780	814
Pinto Valley	100%	-	-	13	38	62	113	-
Total		11,625	11,124	11,905	11,221	9,236	43,487	36,565

URANIUM OXIDE CONCENTRATE Payable metal in concentrate (tonnes) Olympic Dam	100%	988	933	1,191	993	1,027	4,144	3,486
Total		988	933	1,191	993	1,027	4,144	3,486

MOLYBDENUM Payable metal in concentrate (tonnes) Antamina	33.8%	493	693	679	580	590	2,542	2,268
Total		493	693	679	580	590	2,542	2,268

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS Production ('000 carats) Ekati™	80%	911	1,022	843	620	864	3,349	3,224

STAINLESS STEEL MATERIALS
NICKEL Production ('000 tonnes) CMSA	99.9%	12.7	12.5	11.4	7.8	10.1	41.8	51.0
Yabulu	100%	9.3	5.5	6.0	6.2	10.3	28.0	32.1
Nickel West	100%	26.6	20.6	26.3	29.0	22.1	98.1	104.1
Total		48.6	38.6	43.7	43.0	42.6	167.9	187.2

Refer footnotes on page 4

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					YEAR ENDED
	BHP Billiton Interest	JUNE 2007	SEPT 2007	DEC 2007	MAR 2007	JUNE 2008	JUNE 2008	JUNE 2007
IRON ORE
Production ('000 tonnes) (d) Mt Newman Joint Venture	85%	7,665	7,904	8,147	7,265	7,013	30,330	29,306
Goldsworthy Joint Venture	85%	195	134	170	386	251	941	1,227
Area C Joint Venture	85%	5,078	4,916	6,474	7,114	8,626	27,130	20,086
Yandi Joint Venture	85%	9,661	9,823	9,770	10,061	10,622	40,276	35,548
Jimblebar	85%	1,341	1,157	1,248	1,660	1,054	5,119	5,457
Samarco	50%	2,001	2,067	2,107	1,933	2,357	8,464	7,800
Total		25,941	26,001	27,916	28,419	29,924	112,260	99,424

MANGANESE		631	572	709	877	882	3,040	2,570
MANGANESE ORES Saleable production ('000 tonnes) South Africa (e)	60%
Australia (e)	60%	888	873	904	789	969	3,535	3,439
Total		1,519	1,445	1,613	1,666	1,851	6,575	6,009
MANGANESE ALLOYS Saleable production ('000 tonnes) South Africa (e) (f)	60%	137	123	141	125	124	513	493
Australia (e)	60%	49	61	68	67	66	262	239
Total		186	184	209	192	190	775	732

METALLURGICAL COAL
Production ('000 tonnes) (g) BMA	50%	7,442	5,917	6,138	4,232	6,508	22,795	26,683
BHP Mitsui Coal (h)	80%	2,047	1,454	1,526	847	1,306	5,133	4,860
Illawarra	100%	1,643	2,201	1,979	1,767	1,318	7,265	6,886
Total		11,132	9,572	9,643	6,846	9,132	35,193	38,429

ENERGY COAL
Production ('000 tonnes) South Africa (i)	100%	12,596	11,706	11,277	11,129	10,960	45,072	51,642
USA	100%	4,636	2,511	3,671	2,636	4,834	13,652	15,080
Australia	100%	2,610	2,918	2,959	2,965	2,934	11,776	10,897
Colombia	33%	2,441	2,488	2,702	2,553	2,625	10,368	9,406
Total		22,283	19,623	20,609	19,283	21,353	80,868	87,025

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Metal production is reported on the basis of payable metal.
(c)	Spence operations were commissioned during the December 2006 quarter.
(d)	Iron ore production is reported on a wet tonnes basis.
(e)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(f)	Production includes Medium Carbon Ferro Manganese.
(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(i)
Including 11.3 million tonnes of production from our South African Optimum operation (3.96 million tonnes export and 7.3 million tonnes domestic). Earnings on these tonnes will be excluded as the entitlement to those earnings vested with the intended purchaser effective from 1 July 2007

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 4

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2007	2007	2007	2008	2008	2008	2007
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,929	3,638	3,103	2,918	3,184	12,843	14,231
North West Shelf	2,514	2,532	2,493	1,912	2,153	9,090	10,765
Atlantis (a)	-	-	615	3,320	3,471	7,406	-
Shenzi (a)	-	-	32	194	322	548	-
Liverpool Bay & Bruce / Keith	1,011	923	946	935	836	3,640	4,656
ROD / Ohanet	1,730	1,830	1,709	1,628	1,555	6,722	7,591
Other (b)	2,259	2,376	3,419	5,333	6,066	17,194	7,925
Total	11,443	11,299	12,317	16,240	17,588	57,444	45,168

NATURAL GAS (billion cubic feet) (c)
Bass Strait	37.70	39.77	28.41	22.44	33.31	123.93	114.50
North West Shelf	25.70	27.17	28.13	26.43	26.76	108.49	105.50
Atlantis (a)	-	-	0.12	1.54	2.07	3.73	-
Shenzi (a)	-	-	0.01	0.06	0.07	0.14	-
Liverpool Bay & Bruce / Keith	12.71	8.87	12.70	12.32	11.32	45.21	53.26
Other (b)	19.14	19.87	21.84	22.97	21.83	86.51	83.60
Total	95.25	95.68	91.21	85.76	95.37	368.01	356.85

NGL ('000 barrels)
Bass Strait	2,163	2,327	1,801	1,571	2,056	7,755	7,756
North West Shelf	369	438	417	300	343	1,498	1,689
Liverpool Bay & Bruce / Keith	124	48	153	109	116	426	563
ROD / Ohanet	362	282	314	221	228	1,045	1,514
Total	3,018	3,095	2,685	2,201	2,743	10,724	11,522

TOTAL PETROLEUM PRODUCTS	30.47	30.34	30.20	32.73	36.23	129.50	116.20
(million barrels of oil equivalent) (d)

(a)	Atlantis and Genghis Khan operations were commissioned during the December 2007 quarter. Genghis Khan is reported in Shenzi.
(b)	Other includes Stybarrow, Griffin, Minerva, Angostura, Mad Dog, West Cameron 76, Mustang, Genesis, Starlifter, and Pakistan. Stybarrow operation was commisioned during the December 2007 quarter.
(c)	Excludes Illawarra Coal Bed Methane as volumes have not been reported through the Petroleum CSG since 1 July 2007.
(d)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 5

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)
ALUMINA Production Worsley, Australia	768	784	771	712	768	3,035	2,956
Paranam, Suriname	243	244	252	247	240	983	978
Alumar, Brazil	133	125	134	136	141	536	526
Total	1,144	1,153	1,157	1,095	1,149	4,554	4,460

Sales Worsley, Australia	794	792	803	683	703	2,981	2,939
Paranam, Suriname	253	244	265	246	261	1,016	957
Alumar, Brazil	164	131	128	135	137	531	529
Total (a)	1,211	1,167	1,196	1,064	1,101	4,528	4,425

ALUMINIUM Production Hillside, South Africa	177	178	180	167	170	695	704
Bayside, South Africa	47	48	47	44	29	168	194
Alumar, Brazil	44	44	44	45	45	178	177
Mozal, Mozambique	66	67	67	62	61	257	265
Total	334	337	338	318	305	1,298	1,340

Sales Hillside, South Africa	188	165	180	159	183	687	693
Bayside, South Africa	57	50	50	48	29	177	194
Alumar, Brazil	47	43	48	43	47	181	171
Mozal, Mozambique	70	56	72	57	73	258	260
Total	362	314	350	307	332	1,303	1,318
Tolling Agreement (a)	32	33	33	30	34	130	109
	394	347	383	337	366	1,433	1,427

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 6

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Escondida, Chile
Material mined (100%)	('000 tonnes)	88,409	82,995	88,319	102,566	103,253	377,134	327,434
Sulphide ore milled (100%)	('000 tonnes)	23,064	22,406	21,777	22,029	24,491	90,703	87,356
Average copper grade	(%)	1.58%	1.63%	1.72%	1.56%	1.55%	1.62%	1.58%
Production ex Mill (100%)	('000 tonnes)	306.0	305.2	316.8	285.0	313	1,219.8	1,149
Production Payable copper	('000 tonnes)	170.5	167.0	177.3	157.0	178.2	679.5	638.9
Payable gold concentrate	(fine ounces)	23,754	23,194	21,376	17,660	17,501	79,731	84,411
Copper cathode (EW)	('000 tonnes)	37.7	30.9	30.3	30.1	40.3	131.6	126.1
Payable silver concentrate	('000 ounces)	990	1,116	877	790	821	3,604	3,514
Sales Payable copper	('000 tonnes)	199.0	162.9	173.0	160.6	178.4	674.9	650.1
Payable gold concentrate	(fine ounces)	27,623	22,957	21,158	18,190	17,477	79,782	86,456
Copper cathode (EW)	('000 tonnes)	43.0	31.7	23.8	32.3	41.6	129.4	120.5
Payable silver concentrate	('000 ounces)	1,153	1,089	864	813	820	3,586	3,599
Cerro Colorado, Chile
Material mined	('000 tonnes)	13,984	17,095	17,798	16,769	17,107	68,769	64,605
Ore milled	('000 tonnes)	4,365	4,278	4,410	4,437	4,599	17,724	17,849
Average copper grade	(%)	0.79%	0.84%	1.03%	0.80%	0.85%	0.88%	0.83%
Production Copper cathode (EW)	('000 tonnes)	20.3	23.1	27.3	28.7	27.3	106.4	105.8
Sales Copper cathode (EW)	('000 tonnes)	24.1	23.5	24.5	28.5	29.8	106.3	108.2

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 7

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Spence, Chile (a)	('000 tonnes) ('000 tonnes) (%) ('000 tonnes) ('000 tonnes)	20,275 3,718 1.80% 37.7 40.4	16,983 4,132 1.56% 23.9 29.5	19,758 4,333 1.61% 34.2 24.0	20,335 3,918 1.48% 41.6 39.9	20,065 4,255 1.85% 43.0 51.3	77,141 16,638 1.63% 142.7 144.7	60,288 11,510 1.86% 75.5 69.7
Material mined Ore milled Average copper grade Production Copper cathode (EW) Sales Copper cathode (EW)
(a) Spence operations were commissioned during the December 2006 quarter.
Antamina, Peru
Material mined (100%)	('000 tonnes)	29,034	31,145	31,289	29,095	29,336	120,865	111,696
Sulphide ore milled (100%)	('000 tonnes)	8,033	8,344	6,955	6,518	7,729	29,546	31,385
Average head grades - Copper	(%)	1.17%	1.15%	1.47%	1.21%	1.38%	1.30%	1.23%
- Zinc	(%)	1.46%	1.17%	0.69%	1.55%	1.46%	1.22%	1.06%
Production Payable copper	('000 tonnes)	26.4	27.5	29.3	24.1	30.8	111.7	113.7
Payable zinc	(tonnes)	27,793	22,756	12,320	22,235	26,210	83,521	73,013
Payable silver	('000 ounces)	934	1,056	652	803	994	3,505	3,132
Payable lead	(tonnes)	317	448	175	380	575	1,578	1,469
Payable molybdenum	(tonnes)	493	693	679	580	590	2,542	2,268
Sales Payable copper	('000 tonnes)	20.7	28.5	32.6	20.4	33.5	115.0	114.9
Payable zinc	(tonnes)	31,914	25,306	12,458	16,630	29,385	83,779	75,470
Payable silver	('000 ounces)	645	917	719	512	940	3,088	2,830
Payable lead	(tonnes)	394	334	140	261	461	1,196	2,071
Payable molybdenum	(tonnes)	480	662	605	531	837	2,635	2,433
Cannington, Australia
Material mined	('000 tonnes)	717	824	808	698	821	3,151	2,383
Ore milled	('000 tonnes)	688	661	755	726	658	2,801	2,348
Average head grades	(g/t)	493	478	489	472	397	459	447
- Silver
- Lead	(%)	10.3%	10.4%	10.7%	10.7%	9.2%	10.2%	10.3%
- Zinc	(%)	3.0%	3.5%	3.3%	3.2%	3.8%	3.5%	3.3%
Production Payable silver	('000 ounces)	9,426	8,759	10,124	9,421	7,181	35,485	29,105
Payable lead	(tonnes)	62,409	61,073	70,369	67,505	52,601	251,548	210,814
Payable zinc	(tonnes)	11,355	14,503	15,487	13,735	17,244	60,969	45,682
Sales Payable silver	('000 ounces)	10,352	6,725	11,266	7,727	8,918	34,636	30,330
Payable lead	(tonnes)	66,411	46,148	78,325	53,167	62,997	240,637	214,352
Payable zinc	(tonnes)	14,888	9,257	19,577	9,629	17,710	56,173	45,134

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 8

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,255	2,424	2,520	2,333	2,397	9,674	8,566
Ore milled	('000 tonnes)	2,272	2,239	2,552	2,225	2,570	9,586	8,614
Average copper grade	(%)	1.93%	1.83%	1.86%	1.86%	2.06%	1.85%	2.06%
Average uranium grade	kg/t	0.58	0.57	0.63	0.59	0.58	0.60	0.58
Production Copper cathode (ER)	('000 tonnes)	44.1	30.6	40.2	32.9	53.2	156.9	168.1
Copper cathode (EW)	('000 tonnes)	3.5	3.0	2.6	3.1	4.4	13.1	14.4
Uranium oxide concentrate	(tonnes)	988	933	1,191	993	1,027	4,144	3,486
Refined gold	(fine ounces)	28,689	17,119	24,338	18,555	20,505	80,517	91,660
Refined silver	('000 ounces)	275	193	239	169	179	780	814
Sales Copper cathode (ER)	('000 tonnes)	45.2	30.7	41.0	31.9	52.0	155.6	172.1
Copper cathode (EW)	('000 tonnes)	4.4	3.1	2.5	2.3	4.3	12.2	15.2
Uranium oxide concentrate	(tonnes)	646	562	346	1,182	1,610	3,700	3,318
Refined gold	(fine ounces)	27,589	20,118	21,760	19,767	19,556	81,201	92,209
Refined silver	('000 ounces)	294	192	237	173	185	787	822

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production Copper concentrate (a)	('000 tonnes)	-	-	5.2	9.6	12.0	26.8	-
Copper cathode (EW)	('000 tonnes)	1.9	1.8	1.7	1.8	1.6	6.9	7.6
Payable silver (a)	('000 ounces)	-	-	13.3	38.4	61.7	113.4	-
Payable gold (a)	('000 ounces)	-	-	-	1.3	0.4	1.7	-

Sales Copper concentrate	('000 tonnes)	-	-	2.6	7.9	12.4	22.9	-
Copper cathode (EW)	('000 tonnes)	2.5	0.9	0.9	4.0	1.4	7.2	7.2
Payable silver	('000 ounces)	-	-	13.3	38.4	61.7	113.4	-
Payable gold	('000 ounces)	-	-	-	1.3	0.4	1.7	-

(a) Production restarted during the December 2007 quarter.

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 9

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,194	1,009	1,080	967	1,356	4,412	4,538
Production	('000 carats)	911	1,022	843	620	864	3,349	3,224

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 10

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL CMSA, Colombia
Production	12.7	12.5	11.4	7.8	10.1	41.8	51.0

Sales	12.5	6.9	13.2	13.6	8.2	41.9	51.0

Yabulu, Australia
Production Nickel metal	9.3	5.5	6.0	6.2	10.3	28.0	32.1
Cobalt	0.5	0.5	0.4	0.3	0.5	1.7	1.7
Sales Nickel metal	9.6	5.3	6.3	6.5	9.7	27.8	29.9
Cobalt	0.5	0.4	0.5	0.4	0.5	1.8	1.7

Nickel West, Australia
Production Nickel contained in concentrate	0.9	-	1.2	1.3	2.8	5.3	0.9
Nickel contained in finished matte	13.2	3.9	8.5	10.3	4.9	27.6	49.6
Nickel metal	12.5	16.7	16.6	17.4	14.5	65.2	53.6
Nickel production	26.6	20.6	26.3	29.0	22.1	98.1	104.1
Sales Nickel contained in concentrate	0.9	-	0.9	0.6	3.8	5.3	0.9
Nickel contained in finished matte	15.1	6.2	9.5	9.4	7.2	32.3	47.8
Nickel metal	11.5	14.7	14.4	15.7	20.7	65.5	52.9
Nickel sales	27.5	20.9	24.8	25.7	31.7	103.1	101.6

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 11

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes) IRON ORE (a) Pilbara, Australia		7,904 134 4,916 9,823 1,157	8,147 170 6,474 9,770 1,248	7,265 386 7,114 10,061 1,660	7,013 251 8,626 10,622 1,054	30,330 941 27,130 40,276 5,119	29,306 1,227 20,086 35,548 5,457
Production Mt Newman Joint Venture Goldsworthy Joint Venture Area C Joint Venture Yandi Joint Venture Jimblebar	7,665 195 5,078 9,661 1,341
Total (BHP Billiton share)	23,940	23,934	25,809	26,486	27,567	103,796	91,624
Total production (100%)	28,165	28,159	30,363	31,160	32,432	122,114	107,795
Shipments Lump Fines	5,753 17,458	6,076 17,979	7,179 18,847	7,603 19,714	8,282 19,881	29,140 76,422	23,231 67,633
Total (BHP Billiton share)	23,211	24,055	26,026	27,317	28,164	105,562	90,864
Total sales (100%)	27,307	28,300	30,619	32,138	33,134	124,190	106,898

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	2,001	2,067	2,107	1,933	2,357	8,464	7,800
Shipments	2,159	1,850	2,316	1,589	2,234	7,989	8,072

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 12

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

MANGANESE ORE South Africa
Saleable production (a)	631	572	709	877	882	3,040	2,570
Australia
Saleable production (a)	888	873	904	789	969	3,535	3,439

MANGANESE ALLOY South Africa
Saleable production (a) (b)	137	123	141	125	124	513	493
Australia
Saleable production (a)	49	61	68	67	66	262	239

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 13

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE 2007	SEPT 2007	DEC 2007	MAR 2008	JUNE 2008	JUNE 2008	JUNE 2007
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

METALLURGICAL COAL (a) Queensland, Australia
Production BMA
Blackwater	1,730	1,407	1,370	1,345	1,510	5,632	6,138
Goonyella	2,268	1,677	1,505	1,117	1,737	6,036	7,352
Peak Downs	1,045	881	1,243	849	1,121	4,094	4,484
Saraji	939	777	890	376	853	2,896	3,397
Norwich Park	797	502	576	306	642	2,026	2,850
Gregory Joint Venture	663	673	554	239	644	2,110	2,462
BMA total	7,442	5,917	6,138	4,232	6,508	22,795	26,683
BHP Mitsui Coal (b)	982	939	868	438	617	2,862	3,422
South Walker Creek
Poitrel (c)	1,065	515	658	409	688	2,270	1,438
BHP Mitsui Coal total	2,047	1,454	1,526	847	1,306	5,133	4,860
Queensland total	9,489	7,371	7,664	5,079	7,814	27,928	31,543
Shipments Coking coal	5,684	5,479	5,875	3,790	5,275	20,419	21,282
Weak coking coal	1,804	1,668	1,966	1,726	1,442	6,802	6,863
Thermal coal	854	516	328	497	491	1,832	2,119
Total	8,343	7,663	8,169	6,013	7,207	29,052	30,265

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(c)	Poitrel was commissioned during the December 2006 quarter.

Illawarra, Australia
Production	1,643	2,201	1,979	1,767	1,318	7,265	6,886
Shipments Coking coal	1,724	1,906	1,851	1,549	1,097	6,403	6,297
Thermal coal	288	199	290	194	157	840	931
Total	2,012	2,105	2,141	1,743	1,254	7,243	7,228

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 14

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2007	2007	2007	2008	2008	2008	2007
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

South Africa (a) (b)
Production	12,596	11,706	11,277	11,129	10,960	45,072	51,642

Sales
Export	5,218	4,207	4,269	3,119	3,989	15,584	20,665
Local utility	7,416	7,063	7,351	7,430	7,381	29,225	30,255
Inland	310	388	209	190	487	1,274	1,051
Total	12,944	11,658	11,829	10,739	11,857	46,083	51,971

(a)	Koornfontein was sold with effect from 1 July 2007.
(b)
Including 11.3 million tonnes of production from our South African Optimum operation (3.96 million tonnes export and 7.3 million tonnes domestic).  Earnings on these tonnes will be excluded as the entitlement to those earnings vested with the intended purchaser effective from 1 July 2007

New Mexico, USA
Production
Navajo Coal	2,321	1,548	1,899	1,800	2,286	7,533	8,174
San Juan Coal	2,315	963	1,772	836	2,548	6,119	6,906
Total	4,636	2,511	3,671	2,636	4,834	13,652	15,080

Sales - local utility	3,185	3,693	3,254	2,573	3,207	12,727	14,023

Hunter Valley, Australia
Production	2,610	2,918	2,959	2,965	2,934	11,776	10,897

Sales
Export	1,934	1,423	1,892	1,842	2,549	7,706	6,516
Inland	909	1,179	985	791	512	3,467	4,113
Total	2,843	2,602	2,877	2,633	3,061	11,173	10,629

Cerrejon Coal, Colombia
Production	2,441	2,488	2,702	2,553	2,625	10,368	9,406

Sales - export	2,401	2,761	2,334	2,534	2,547	10,176	9,506

BHP BILLITON QUARTERLY PRODUCTION REPORT – JUNE 2008	Page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc
Date: 24 July 2008	By: Jane McAloon
___________________________________ Name: Jane McAloon Title: Group Company Secretary